Filed by New Gold Inc.
 Pursuant to Rule 425 under the Securities Act of 1933, as amended
 Subject Company: Rainy River Resources Ltd.
 Commission File Number: 132-02776
 Date: June 18, 2013

New Gold Commences Formal Take-Over Bid to Acquire

Rainy River Resources Ltd.

(All figures are in Canadian dollars unless otherwise indicated)

June 18, 2013 — New Gold Inc. (“New Gold”) (TSX and NYSE MKT:NGD) and Rainy River Resources Ltd. (“Rainy River”) (TSX:RR) today jointly announce that New Gold has formally commenced its previously announced take-over bid (the “Offer”) to acquire all of the outstanding common shares of Rainy River at a price of $3.83 per share.  The Offer represents a premium of 67% to the volume weighted average price of Rainy River shares on the Toronto Stock Exchange for the 20 trading days ended May 30, 2013, the last trading day prior to announcement of New Gold’s intention to make the Offer.

Pursuant to the Offer, Rainy River shareholders will be entitled to receive, at their option, either $3.83 in cash or 0.5 of a New Gold share, in each case subject to pro ration, for each Rainy River share they own. The maximum amount of cash payable by New Gold under the Offer will be approximately $198 million and the maximum number of shares issuable by New Gold will be approximately 25.8 million, based on the number of Rainy River shares outstanding on May 30, 2013 on a fully-diluted basis as such term is defined in the Offer. The Offer is subject to customary conditions, including that a minimum of 66 2/3% of the outstanding Rainy River shares are tendered to the Offer. The Offer values the fully-diluted in-the-money share capital of Rainy River, net of Rainy River’s current cash balance, at approximately $310 million.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on July 24, 2013, unless the Offer is extended or withdrawn.

The board of directors of Rainy River, on the unanimous recommendation of its Special Committee, has unanimously approved New Gold’s acquisition of Rainy River pursuant to the Offer and has unanimously recommended that Rainy River shareholders tender their shares to the Offer. The recommendation of the Rainy River board is supported by fairness opinions provided by each of BMO Nesbitt Burns Inc. and CIBC World Markets Inc.

The formal offer to purchase and take-over bid circular as well as the related letter of transmittal and notice of guaranteed delivery (collectively, the “Offer Documents”), containing the terms and conditions of the Offer and instructions for tendering Rainy River shares, together with Rainy River’s directors’ circular, are in the process of being mailed to Rainy River shareholders. These documents will be filed today with the applicable securities regulators and will be available on SEDAR at www.sedar.com under Rainy River’s profile.

The depositary for the Offer is Computershare Trust Company of Canada (“Depositary”) and the information agent for the Offer is Kingsdale Shareholder Services Inc. (“Information Agent”). Questions and requests for assistance, including assistance with respect to tendering your Rainy River shares to the Offer, or requests for additional copies of the Offer Documents, may be directed to the Depositary at 1-800-564-6253 (corporateactions@computershare.com) or the Information Agent at 1-888-518-6796 (contactus@kingsdaleshareholder.com).

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The combination of the New Afton Mine in Canada, the Cerro San Pedro Mine in Mexico, the Mesquite Mine in the United States and the Peak Mines in Australia positions New Gold as one of the lowest cost producers in the industry. In 2013, the company is forecasting between 440,000 and 480,000 ounces of gold production. In addition to its four operating mines, New Gold owns 100% of the exciting Blackwater project in Canada and 30% of the world-class El Morro project located in Chile. For further information on the company, please visit www.newgold.com.

About Rainy River Resources Ltd.

Rainy River is a Canadian precious metals exploration company whose key asset is the Rainy River Gold Project, a large gold system centred in Richardson Township (part of Chapple Township). As at March 31, 2013, the Company had approximately $90 million in cash and cash equivalents, and it remains well funded for its ongoing activities, including: 1) commencement of basic and detailed engineering work and ongoing permitting and environmental assessment work; 2) continuing to grow the existing resource through exploration; and 3) conducting a condemnation program in areas identified for potential mine facilities. The project is very well located in northwestern Ontario. It is accessed by a network of roads and is close to hydro-electric infrastructure. The Rainy River district has a skilled labour force and is one of the lowest-cost areas for mineral exploration and development in Canada. Ontario has low political risk and, according to the annual Fraser Institute global survey of the mining industry, has consistently ranked as one of the top jurisdictions embracing mineral development.

U.S. Shareholders

New Gold will be filing with the United States Securities and Exchange Commission a registration statement on Form F-10 in connection with the Offer which will include the formal offer and take-over bid circular. New Gold encourages shareholders of Rainy River to read the formal offer and take-over bid circular which contain the full terms and conditions of the Offer and other important information.  The offer and take-over bid circular may be obtained free of charge through the Securities and Exchange Commission’s website at www.sec.gov or by directing a request to the Investor Relations department of New Gold.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information under the provisions of Canadian securities laws. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation. Such statements and information include, without limitation, statements regarding expectations as to the minimum bid condition being met and the expiry time of the bid, the expected maximum cash payment and maximum share issuance by New Gold under the Offer, New Gold’s 2013 forecasted gold production and Rainy River’s expected ongoing work at its mineral projects. This forward-looking information is subject to numerous risks, uncertainties and assumptions, certain of which are beyond the control of Rainy River and/or New Gold, including risks relating to acquisitions, including, without limitation, conditions to the Offer not being satisfied. Other risks include the impact of general economic conditions; industry conditions; volatility of metals prices; volatility of commodity prices; currency fluctuations; mining risks; risks associated with foreign operations; governmental and environmental regulation; competition from other industry participants; the lack of availability of qualified personnel or management; stock market volatility; the ability of New Gold to complete or successfully integrate an announced acquisition proposal; unexpected costs or unexpected liabilities related to the acquisition. Readers are cautioned that the material assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise. Actual results, performance or achievement could differ materially from those expressed in, or implied by, this forward-looking information and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Rainy River and/or New Gold will derive therefrom. New Gold and Rainy River disclaim any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise except as required by applicable securities laws.

For further information please contact:

New Gold Inc.

Hannes Portmann

Vice President, Corporate Development

Direct: +1 (416) 324-6014

Email: info@newgold.com

Rainy River Resources Ltd.

Indi Gopinathan

Director, Investor Relations

Direct: +1 (416) 645-7289

Email: geninfo@rainyriverresources.com